# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AtlasClear Holdings, Inc., CIK 0001963088
CUSIP: 128745106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4030 Henderson Blvd., Suite 712, Tampa, Florida (FL), 33629
Date of event which requires filing of this statement: 02/09/2024
Amends the filing with accession number 0001104659-24-051396
Filed by CIK 0001843688
Persons authorized to receive notices and communications: Quantum Ventures LLC, 4030 Henderson Blvd., Suite 712, Tampa, Florida (FL), 33629, (727) 446-6660

## Reporting persons
- Quantum Ventures LLC (CIK 0001843688): type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,614,998; shared voting power 0; sole dispositive power 1,614,998; shared dispositive power 0; aggregate amount beneficially owned 1,614,998 (13% of the class)
  Comment: For 7, 9, 11 and 13 see Item 5.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: AtlasClear Holdings, Inc.
Address of issuer's principal executive offices: 4030 Henderson Blvd., Suite 712, Tampa, Florida (FL), 33629

## Item 2. Identity and Background
Name of person filing: This Statement is being filed by Quantum Ventures LLC, a Delaware limited liability company (the "Reporting Person" or "Quantum Ventures").
Residence or business address: The address of the Reporting Person is 4030 Henderson Blvd., Suite 712, Tampa, FL 33629.
Present principal occupation or employment: The principal business of the Reporting Person was to advise and support Quantum (defined below) in identifying and acquiring a suitable business combination target and in completing its initial business combination. The principal occupation of the three managers of the Reporting Persons are as follows: (i) Mr. Schaible is the Executive Chairman of the Issuer, at the address identified in Item 1 above, (ii) Mr. Patel is an attorney and corporate business consultant at Sandip I. Patel, P.A., with its address at 523 Lakeview Road, Clearwater, FL 33756, and (iii) Mr. Tom Hammond is a retired business executive with his address at 47068 Woodland Drive, Bangor, Michigan 49013.
Citizenship: The Reporting Person was formed in the state of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On October 23, 2020, Quantum Ventures purchased 4,312,500 founder shares ("Founder Shares") from Quantum FinTech Acquisition Corporation ("Quantum"), for $25,000, or $0.006 per share. After giving effect to transfers of certain Founder Shares to the co-sponsor, directors and officers of Quantum, and to a stock dividend, Quantum Ventures held 3,796,335 Founder Shares before the transactions described below.

In connection with the closing of the initial public offering on February 9, 2021, Quantum Ventures purchased from Quantum an aggregate of 4,922,500 private placement warrants, at a price of $1.00 per warrant. Each private placement warrant is exercisable for one share of common stock at an exercise price of $11.50 per share. The securities of the Issuer were acquired pursuant to a business combination as described in further detail in Item 4 of this Statement which is incorporated herein by reference.

The source of funds for the transactions reported above was capital contributions from the members of Quantum Ventures.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the shares of Common Stock reported herein as beneficially owned by the Reporting Person solely for investment purposes and in connection with the transaction described below.

As previously disclosed, on February 9, 2024 (the "Closing Date"), the Issuer (formerly known as Calculator New Pubco, Inc.) consummated the previously announced transactions pursuant to that certain business combination agreement, dated November 16, 2022 (as amended, the "Business Combination Agreement"), by and among the Issuer, Quantum, Calculator Merger Sub 1, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer, Calculator Merger Sub 2, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer, AtlasClear, Inc., a Wyoming corporation ("AtlasClear"), Atlas FinTech Holdings Corp., a Delaware corporation, and Robert McBey. The transactions contemplated by the Business Combination Agreement are referred to herein as the "Business Combination." In connection with the consummation of the Business Combination (the "Closing"), the Issuer changed its name from "Calculator New Pubco, Inc." to "AtlasClear Holdings, Inc."

In connection with the Closing, each share of Quantum's common stock ("Quantum Common Stock") that was outstanding and had not been redeemed, including the Founder Shares, was converted into one share of Common Stock. Each outstanding public warrant to purchase Quantum Common Stock became a warrant to purchase one-half of a share of Common Stock. Each outstanding warrant to purchase Quantum Common Stock initially issued in a private placement in connection with Quantum's initial public offering became a private placement warrant of the Issuer to purchase one share of Common Stock ("Private Placement Warrant").

In connection with the Closing, 2,000,000 shares of Common Stock of the Issuer were issued to Qvent, LLC, an affiliate of Quantum, in settlement of an aggregate of $4,633,833 advanced to Quantum through the date of Closing, which Qvent, LLC then transferred to Quantum Ventures. Quantum Ventures distributed an aggregate of 4,181,339 shares of Common Stock to certain of its members and other persons who made capital contributions prior to the Business Combination, the sellers, pursuant to the terms of an amendment to the Broker-Dealer Acquisition Agreement (as defined in the Business Combination Agreement), and Funicular Funds LLP ("Funicular Funds"), pursuant to the terms of a securities purchase agreement, each in connection with the Closing. In addition, on March 20, 2024, Quantum Ventures distributed an aggregate of 4,922,498 Private Placement Warrants to certain of its members, other persons who made capital contributions prior to the Business Combination and Funicular Funds in connection with the Closing.

Following the distributions described above, Quantum Ventures beneficially owns 1,614,998 shares of Common Stock, representing approximately 13.0% of the outstanding shares of Common Stock of the Issuer, consisting of 1,614,996 shares of Common Stock and two warrants to purchase shares of Common Stock, based upon 12,455,157 shares of Common Stock outstanding as of May 24, 2024, and taking into account the Common Stock underlying the two Private Placement Warrants beneficially owned by Quantum Ventures.

John Schaible, Tom Hammond and Sandip Patel are the three managers of Quantum Ventures. Any action by Quantum Ventures with respect to the shares of Common Stock held by it, including voting and dispositive decisions, requires a majority vote of the board of managers. Accordingly, under the so-called "rule of three," because voting and dispositive decisions are made by a majority of Quantum Ventures' managers, none of Quantum Ventures' managers is deemed to be a beneficial owner of Quantum Ventures' securities, even those in which such manager holds a pecuniary interest. Accordingly, none of such individuals is deemed to have or share beneficial ownership of the shares of Common Stock held by Quantum Ventures.

Other than as set forth above, the Reporting Person has no other plans or arrangements that would result in any of the actions described in Items 4(a)-(j) to Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a)-(b)

Quantum Ventures has beneficial ownership of 1,614,998 shares of Common Stock, or 13.0% of the Common Stock of the Issuer based upon 12,455,157 shares of Common Stock, outstanding as of May 24, 2024.
Transactions in the class effected during the past sixty days: The information set forth in Item 4 of this Statement is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Person, only the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock of the Issuer reported by this Statement.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

On November 16, 2022, the Issuer, the AtlasClear stockholders and certain holders of Quantum's Founder Shares entered into a Registration Rights and Lock-Up Agreement which became effective as of the Closing, pursuant to which, among other things, the holders of Founder Shares agreed not to transfer (a) any shares of common stock beneficially owned or owned of record by such holder prior to the initial public offering (the "Escrow Shares"), other than as provided in the escrow agreement, dated February 4, 2021, (the "Escrow Agreement") by and among Quantum, Continental Stock Transfer & Trust Company (the "Escrow Agent") and the holders. In connection with the Closing, the Issuer instructed the Escrow Agent to release from escrow 4,000,000 of Quantum's Founder Shares that were held in escrow (consisting of 949,084 Founder Shares owned by Chardan Quantum, LLC and 3,050,916 Founder Shares owned by Quantum Ventures, LLC), as contemplated by the amendment to such Escrow Agreement disclosed on October 31, 2023.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A - Business Combination Agreement, dated as of November 16, 2022, by and among Quantum FinTech Acquisition Corporation, the Issuer (f/k/a Calculator New Pubco, Inc.), Calculator Merger Sub 1, Inc., Calculator Merger Sub 2, Inc., AtlasClear, Inc., Quantum Ventures LLC and John Schaible (incorporated by reference to Exhibit 2.1 to Quantum's Current Report on Form 8-K (File No. 001-40009), filed with the SEC on November 17, 2022).

Exhibit B - Registration Rights and Lock-Up Agreement, dated November 16, 2022, by and among the Issuer (f/k/a Calculator New Pubco, Inc.) and the stockholders of AtlasClear, Inc. and Quantum FinTech Acquisition Corporation party thereto (incorporated by reference to Exhibit 10.2 to Quantum's Current Report on Form 8-K (File No. 001-40009), filed with the SEC on November 17, 2022).

## Signatures
- Quantum Ventures LLC: /s/ John Schaible, John Schaible/Manager (01/13/2025)